SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            CHEUNG KONG HOLDINGS LTD
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    166744201
             -----------------------------------------------------
                                 (CUSIP Number)

                                 August 31, 2005
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the following box if a fee is  being paid with this statement [].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  166744201            13G                    Page 2  of 8 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            293,702,246
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             102
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             293,702,246
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       102
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       293,722,348
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.3%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 166744201                 13G                    Page 3  of 8  Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       MSDW Asia Securities Products LLC
       IRS#
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The place of organization is Cayman Islands.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            259,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             259,000,000
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       259,000,000
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  166744201                13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  CHEUNG KONG HOLDINGS LTD
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  8TH FLOOR CHEUNG KONG CENTER
                  2 QUEENS ROAD CENTRAL
                  HONG KONG CHINA F5 00000
                  85221288888
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) MSDW Asia Securities Products LLC
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New York, New York 10036

                  (b) P.O. BOX
                      UGLAND HOUSE
                      SOUTH CHURCH STREET
                      GEORGE TOWN, GRAND CAYMAN
                      CAYMAN ISLANDS
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  166744201
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.
            (b)   MSDW Asia Securities Products LLC is an exempted company with limited liability.

CUSIP No.  166744201                13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by MSDW Asia Securities Products LLC, a wholly owned subsidiary of Morgan Stanley, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

            See item 4 (a)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 166744201              13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       September 12, 2005


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Executive Director, Morgan Stanley & Co. Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       September 12, 2005


Signature:  /s/ Harvet Mogenson
            -----------------------------------------------------------------

Name/Title  Harvey Mogenson/ Managing Director, MSDW Asia Securities
                             Products LLC
            -----------------------------------------------------------------
            MSDW ASIA SECURITIES PRODUCTS LLC


                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to Make a Joint Filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley




* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                      EX-99
                             JOINT FILING AGREEMENT

 CUSIP No. 166744201                13-G                   Page  7 of  8 Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                               SEPTEMBER 12, 2005
               ---------------------------------------------------


               MORGAN STANLEY and MSDW ASIA SECURITIES PRODUCTS LLC,

               hereby agree that, unless differentiated, this

               Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard/ Executive Director, Morgan Stanley & Co. Inc.

            MSDW ASIA SECURITIES PRODUCTS LLC

            BY: /s/ Harvey Mogenson
            --------------------------------------------------------------------
            Harvey Mogenson/ Managing Director, MSDW Asia Securities
                             Products LLC



                                     EX-99.1
                              SECRETARY'S CERTIFICATE

 CUSIP No.   166744201                                    Page 8  of 8  Pages


                                  EXHIBIT 2

                               MORGAN STANLEY

                           SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer,a duly elected and acting Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"),certify as follows:


             (1) Donald G. Kempf, Jr. is the duly elected Executive Vice
                 President, Chief Legal Officer and Secretary of the
                 Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25,1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and efect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 3rd day of February, 2005.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary